SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

    X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures	3
5
Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	6
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	7
Notes to Financial Statements	9

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16
Schedule H, Line 4j – Schedule of Reportable Transactions	17

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	18

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 24, 2008                                                                                                     /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

WesBanco, Inc. KSOP
Years ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm Thereon

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the WesBanco, Inc. KSOP

We have audited the accompanying statement of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended December 31, 2007  are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 23, 2008

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments:
Registered investment companies	$25,127,839	$22,336,175
WesBanco common stock	11,556,416	19,135,150
Cash and short-term investments	21,509	18,602
Participant loans	468,831	408,263
Total investments	37,174,595	41,898,190

Contributions receivable – Employees	164,699	146,038
Contributions receivable – Employer	94,467	85,345
Accrued dividends	159,484	151,560
Total assets	37,593,245	42,281,133

Liabilities
Accrued liabilities	79	83
Net assets available for benefits	$37,593,166	$42,281,050

See accompanying notes

WesBanco, inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions
Investment income:
Interest and dividends	$2,319,757	$ 1,709,914
Net appreciation in fair value of investments	---	2,960,519
Total investment income	2,319,757	4,670,433

Contributions:
Employer	1,325,159	1,210,320
Employee	2,410,711	2,302,266
Total contributions	3,735,870	3,512,586
Total additions	6,055,627	8,183,019

Deductions
Distributions to participants	3,673,221	8,206,390
Net depreciation in fair value of investments	7,069,840	---
Other expense	450	4,195
Total deductions	10,743,511	8,210,585

Net decrease	(4,687,884)	(27,566)

Net assets available for benefits:
Beginning of year	42,281,050	42,308,616
End of year	$37,593,166	$42,281,050

See accompanying notes

WesBanco, Inc. KSOP

Notes to Financial Statements

December 31, 2007 and 2006

1. Plan Description

WesBanco, Inc. (“WesBanco” or “the Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The plan includes an employee stock ownership plan (“ESOP”), and a contributory 401(k) profit sharing plan. PNC Bank, N.A. (“PNC”) is the trustee and record keeper of the KSOP Plan. Trustee fees may be paid by the Plan or the Plan Sponsor, WesBanco, at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated non-vested account balances at December 31, 2007 and 2006, totaled $17,921 and $34,160, respectively.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

The ESOP in the past maintained a revolving line of credit with WesBanco Bank (“the Bank”) and used the proceeds of the loan to buy WesBanco common stock. The ESOP held the common stock in a suspense account until principal payments were made on the loan. As loan payments were made, an amount of common stock was released from the suspense account and allocated to the accounts of the participants based on each participant’s compensation. The borrowing was collateralized by the unallocated shares of stock and periodic payments were guaranteed by WesBanco. The lender has no rights against the shares once they are allocated under the ESOP. At December 31, 2007, the KSOP held 560,991 shares of WesBanco common stock, of which all the shares were allocated to specific employee accounts. Effective March 31, 2007, participants may elect to redirect a portion of the prior ESOP allocated stock. The revolving line of credit was paid off in 2005 upon allocation of all remaining shares held in suspense, and was subsequently terminated. The Company has no current intention of purchasing or issuing shares for the ESOP portion of the Plan or negotiating a new line of credit for such purpose.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer matching contributions may be paid to the Trust in cash or shares of WesBanco common stock, as determined by the Board. For the years ended December 31, 2007 and 2006, the matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. The amount of the contribution was not greater than the amount permitted by federal law. Participants may redirect any employer matching contributions made in common stock into other registered investment funds

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

Effective in January 2007, the Plan replaced the WesMark Small Company Growth Fund and the WesMark Balanced Fund with the Fidelity Advisor Small Cap Fund and the American Balanced Fund. The Plan was amended to allow participants an option to reinvest dividends from WesBanco Common Stock or opt to receive the dividends as cash payments and also amended to add a loan feature. A participant may borrow from the Plan subject to certain restrictions.

On November 30, 2007, WesBanco completed the acquisition of Oak Hill Financial, Inc. (“Oak Hill”). As a result of the acquisition, the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (“the Oak Hill Plan”) was closed to new contributions, and based on eligibility dates, all new Oak Hill participants were automatically enrolled in the WesBanco KSOP Plan. Effective May 1, 2008, the Oak Hill Plan was merged with and into the WesBanco KSOP Plan. The Oak Hill Plan had assets totaling $13.3 million as of the date of transfer.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

 in accordance with the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

3. Transactions with Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The plan is administered by the Plan Sponsor.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments

For the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2007		2006
		Net		Net
		Appreciation		Appreciation
	Fair Value	(Depreciation)	Fair Value	(Depreciation)
Investments, at fair value as determined by quoted market price
Participant-directed investments:
BlackRock Money Market	$ 2,520,068*	$ 116,519	$ 2,190,134*	$ 94,676
WesMark Small Company Fund		12,601	1,177,778	116,861
WesMark Bond Fund	955,109	15,141	960,480	(37)
WesMark Growth Fund	4,089,611*	44,511	4,163,424*	134,294
WesMark Balanced Fund		757	768,673	59,408
Federated Max-Cap Fund	1,369,459	(119,956)	1,376,627	64,079
AIM Funds Group Basic Value Class A	1,905,905*	(257,211)	2,179,532*	156,402
Fidelity Advisor Small Cap	1,834,423	149,007	510,407	(54,412)
American Bond Fund of America	703,657	(14,115)	368,892	3,590
BlackRock GNMA Class A	95,162	1,825	98,466	(360)
Federated Total Return Government Bond	651,631	17,010	603,053	(10,313)
American Balanced R3	1,615,961	12,828	686,862	42,327
American Growth Funds of America	1,819,149	24,521	1,400,019	82,918
Federated Capital Appreciation				237
American Small Cap World R3	698,445	10,476	470,149	26,848
Royce Low Price Stock	652,109	(72,772)	691,787	15,468
American EuroPacific Growth R3	2,398,250*	158,957	1,830,723	179,926
T. Rowe Price Growth Stock Fund	1,610,823	105,570	1,551,343	154,428
Third Avenue Value Fund	646,931	2,727	370,387	7,704
T. Rowe Price Target Retirement 2010 Fund	354,518	2,907	265,635	5,416
T. Rowe Price Target Retirement 2020 Fund	482,006	(7,768)	184,668	8,095
T. Rowe Price Target Retirement 2030 Fund	200,843	142	114,344	5,614
T. Rowe Price Target Retirement 2040 Fund	63,467	(459)	29,418	1,226
T. Rowe Price Target Retirement 2050 Fund	48	(3)
Davis NY Venture Fund	460,264	14,438	343,374	38,061
WesBanco Common Stock	5,920,667*	(3,750,320)	4,536,475*	465,289
Participant loans	468,831	217	408,263
Total participant directed	31,517,337	(3,532,450)	27,280,913	1,597,745

Non-participant-directed investments:
WesBanco Common Stock	5,635,749*	(3,537,390)	14,598,675*	1,362,774
BlackRock Funds Money Market			17,590
Cash	20,439
WesBanco Stock Liquidity Fund	1,070		1,012
Total non-participant directed	5,657,258	(3,537,390)	14,617,277	1,362,774
Total investments	$ 37,174,595	$ (7,069,840)	$ 41,898,190	$ 2,960,519

* The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	WesBanco	WesBaNCO
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2007
Investments, at fair value:
WesBanco common stock	$ ----	$ 5,635,749	$ 5,635,749
Cash and short-term investments	1,070	20,439	21,509
Total investments	1,070	5,656,188	5,657,258

Accrued dividends	159,484	---	159,484
Total assets	160,554	5,656,188	5,816,742

Net assets available for benefits	$ 160,554	$ 5,656,188	$ 5,816,742

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2006
Investments, at fair value:
WesBanco common stock	$ ---	$ 14,598,675	$ 14,598,675
Cash and short-term investments	1,012	17,590	18,602
Total investments	1,012	14,616,265	14,617,277

Accrued dividends	151,560	---	151,560
Total assets	152,572	14,616,265	14,768,837

Net assets available for benefits	$152,572	$14,616,265	$ 14,768,837

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

	WesBanco	WesBanco
	Stock Liquidity	Common Stock	Unallocated
	Fund	Equity Fund	ESOP Fund	Total
Net assets available for benefits at
January 1, 2006	$ 187,122	$14,870,838	$ ---	$15,057,960
Additions:
Interest and dividends	638,664	---	998	639,662
Net appreciation (depreciation)	---	1,383,470	(20,696)	1,362,774
Contributions	274,698	(138)	---	274,560

Deductions:
Distributions	(4,614)	(1,769,315)	---	(1,773,929)
Other expense	---	(1,886)	---	(1,886)
Net transfers	(943,298)	133,296	19,698	(790,304)
Net assets available for benefits at
December 31, 2006	152,572	14,616,265	---	14,768,837
Additions:
Interest and dividends	625,173	---	---	625,173
Net appreciation (depreciation)	---	(3,537,390)	---	(3,537,390)
Contributions	227,909	(476)	---	227,433

Deductions:
Distributions	(8,288)	(1,406,188)	---	(1,414,486)
Other expense	---	(132)	---	(132)
Net transfers	(836,802)	(4,015,891)	---	(4,852,693)
Net assets available for benefits at
December 31, 2007	$ 160,554	$5,656,188	$ ---	$ 5,816,742

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2007

Identity of
Issue, Borrower
Lessor, or			Current
Similar Party	Description of Investment	Cost	Value

	Short-term Investments
1,070 shares	WesBanco Stock Liquidity Fund*		$ 1,070
20,439 shares	Cash		20,439
	Total Short-term Investments		$ 21,509

	Registered Investment Companies
96,867 shares	Wesmark Bond Fund*		955,109
292,533 shares	WesMark Growth Fund*		4,089,611
58,102 shares	Federated Max-Cap Fund		1,369,459
60,505 shares	AIM Funds Group Basic Value Class A		1,905,905
48,504 shares	T-Rowe Price Growth Stock		1,610,823
76,339 shares	Fidelity Advisor Small Cap		1,834,423
53,879 shares	American Bond Fund of America		703,657
9,780 shares	BlackRock GNMA Class A		95,162
59,673 shares	Federated Total Return Government Bond		651,631
83,990 shares	American Balanced R3		1,615,961
54,271 shares	American Growth Funds of America		1,819,149
17,366 shares	American Small Cap World R3		698,445
44,121 shares	Royce Low Price Stock		652,109
47,908 shares	American EuroPacific Growth R3		2,398,250
1,652,611 shares	BlackRock Money Market		2,520,068
10,649 shares	Third Avenue Value Fund		646,931
22,047 shares	T-Rowe Price Target Retirement 2010 Fund		354,518
27,402 shares	T-Rowe Price Target Retirement 2020 Fund		482,006
10,627 shares	T-Rowe Price Target Retirement 2030 Fund		200,843
3,328 shares	T-Rowe Price Target Retirement 2040 Fund		63,467
5 shares	T-Rowe Price Target Retirement 2050 Fund		48
11,492 shares	Davis NY Venture Fund		460,264
	Total Registered Investment Companies		$ 25,127,839

	Equity Securities
560,991 shares	WesBanco Common Stock*	$ 10,502,922	$ 11,556,416

	Participant Loans
	Loan Account* (interest rates range from 5.00% to
	8.75% and have maturities through December 2012)		$ 468,831

*Party-in-interest

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2007

        Current
             Value of
             Asset on
Identity of                                                                                 Purchase          Selling            Cost of   Transaction
Party Involved                          Description of Assets                                             Price                 Price                Asset                 Date             Net Gain

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2007.